SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sylvia Edwards
Sylvia Edwards
Assistant Group Secretary

Date: 28 February 2013

Prudential plc

DISCLOSURE OF DIRECTOR’S DETAILS - Keki Dadiseth

Director’s other publicly quoted directorships

As required by Listing Rule 9.6.14(2), Prudential plc confirms the following change to the information disclosed in respect of Keki Dadiseth, one of its non-executive directors.

Directorships held in publicly quoted companies:

Keki Dadiseth was appointed as a non-executive director on the Board of JM Financial Services Private Limited on 30 January 2012.

JM Financial Services Private Limited has been converted into a public company with effect from 28 February 2013. The name of JM Financial Services Private Limited has been changed to ‘JM Financial Services Limited’.

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

-ENDS-

Company official responsible for making notification

Sylvia Edwards

Assistant Group Secretary

020 7548 3826